Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 22, 2016, except for the disclosure of basic and diluted earnings per unit within the Consolidated Statement of Operations and related disclosures within Note 11, as to which the date is July 8, 2016 and the presentation of debt issuance costs within the Consolidated Balance Sheet and related disclosures within Note 2 and Note 5, as to which the date is September 13, 2016, relating to the Extraction Oil & Gas Holdings, LLC financial statements, which appears in the prospectus filed on October 13, 2016, which forms a part of Extraction Oil & Gas, Inc.’s Registration Statement on Form S-1 (No. 333-213634).

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

October 13, 2016